NAME OF REGISTRANT:
Franklin Investors Securities Trust
File No. 811-4986

EXHIBIT ITEM No. 77D: Policies with respect to security investments


Resolutions from the Franklin Investors Securities Trust minutes of the meeting of the board of trustees, dated
January 18, 2001:


RESOLVED, that the Franklin Equity Income Fund may invest up to 10% of its total assets in convertible securities that are below investment grade, including a 5% limitation on securities rated below B or in unrated securities of comparable quality.